06017834

DBS

September 29, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

SUPPL

Ericia Tan
Bank Executive
(65) 6878 5912

encs

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

Dlw 10/30

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (05/2004)
Co Reg. No 199901152M

DBS

September 29, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING SECTION
OCT 23 2006
WASH. D.C. 213

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 1,000 DBSH Shares arising from the exercise of 1999 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 1,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,505,966,340 1,000 1,505,967,340	1,598,370,113.10 15,300.00 1,598,385,413.10	Before Exercise Less Exercise After Exercise	30,381,135 (1,000) 30,380,135

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 29-Sep-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$15.30	$15,300.00	
1,000	Total value of shares exercised =	$15,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2602563Z	LING HEE KEONG JEFFREY	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2602563Z [Retrieve Details]

Identification Type : * NRIC

Name : * LING HEE KEONG JEFFREY

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 556122 [Retrieve Address]

Block/House No. : 145

Street Name : **SERANGOON AVENUE 3**

Unit : # 03 - 03

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505967340**	**86084215**	**0**
Amount of Issued Share Capital :	**1598385413.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1598385413.10**	**86084215**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/09/2006

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

Statement of Transaction for Deposit Service Account

From 29/09/2006 To 29/09/2006

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
Singapore 068809

Account No. : 030429
Registration No.: PB03000254

S/No	Date	Used By	Transaction Type / Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
	29/09/2006	**Balance Brought Forward**				**254.00**
1	29/09/2006 12:01:24	S8024219J	Lodgment Of Return Of Allotment Of Share / 199901152M C060498913	ACR0000001968491A	10.00	0.00
Total					**10.00**	**0.00**
Balance Carried Down						**244.00**

The above information will be treated as correct unless you notify us of any error within 14 days. For any queries on your account, kindly contact officer at 325 3721. Your account will be inactivated once the balance reaches $50/-. Therefore, please top up your account before it reaches $50/-.

Ok

DBS

September 29, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 40,200 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 40,200 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 40,200 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,505,967,340 40,200 1,506,007,540	1,598,385,413.10 711,540.00 1,599,096,953.10	Before Exercise Less Exercise After Exercise	30,380,135 (40,200) 30,339,935

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 29-Sep-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
40,200	$17.70	$711,540.00	
40,200	Total value of shares exercised =	$711,540.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	40200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
700324105253	LOW HAN KEAT	Individual
S0239112J	LEE KHENG LEONG	Individual
S1296580Z	NG CHEE LENG	Individual
S1599077E	CHAN SIEW HOON ESTHER	Individual
S1646361B	ANITHAL KOMANTHAKKAL	Individual
S1671929C	TAN MUAY MUAY JACQUELINE	Individual
S1684165Z	LIM PECK LEANG	Individual
S2549144J	GOH WAI LIM	Individual
S2706397G	ANDREW DAVID CHARLES GLAUSER	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0239112J [Retrieve Details]

Identification Type : * NRIC

Name : * LEE KHENG LEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 649820 [Retrieve Address]

Block/House No. : 82

Street Name : **CORPORATION ROAD**

Unit : # 05 - 06

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1599077E [Retrieve Details]

Identification Type : * NRIC

Name : * CHAN SIEW HOON ESTHER

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 140169 [Retrieve Address]

Block/House No. : 169

Street Name : **STIRLING ROAD**

Unit : # 16 - 1161

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1646361B [Retrieve Details]

Identification Type : * NRIC

Name : * KOMANTHAKKAL ANITHA DHARMAPALAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309494 [Retrieve Address]

Block/House No. : 8

Street Name : **CHANCERY LANE**

Unit : # 03 - 04

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * 700324105253 Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LOW HAN KEAT

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : C/O DBS BANK LTD, 22 FLOOR, THE CENTER
99 QUEENS ROAD CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1671929C [Retrieve Details]

Identification Type : * NRIC

Name : * TAN MUAY MUAY JACQUELINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 587970 [Retrieve Address]

Block/House No. : 37

Street Name : **HINDHEDE WALK**

Unit : # 08 - 02

Building/Estate Name : **SOUTHAVEN II**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1296580Z [Retrieve Details]

Identification Type : * NRIC

Name : * NG CHEE LENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 098651 [Retrieve Address]

Block/House No. : 32

Street Name : **KEPPEL BAY DRIVE**

Unit : # 03 - 62

Building/Estate Name : **CARIBBEAN AT KEPPEL BAY**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1684165Z [Retrieve Details]

Identification Type : * NRIC

Name : * LIM PECK LEANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 200807 [Retrieve Address]

Block/House No. : 807

Street Name : **KING GEORGE'S AVENUE**

Unit : # 26 - 254

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2706397G [Retrieve Details]

Identification Type : * NRIC

Name : * ANDREW DAVID CHARLES GLAUSER

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 267938 [Retrieve Address]

Block/House No. : 18

Street Name : **LEEDON HEIGHTS**

Unit : # 14 - 04

Building/Estate Name : **LEEDON HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6200

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2549144J [Retrieve Details]

Identification Type : * NRIC

Name : * GOH WAI LIM

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 287817 [Retrieve Address]

Block/House No. : 60

Street Name : **VANDA ROAD**

Unit : # -

Building/Estate Name : **ORCHID VILLAGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506007540**	**86084215**	**0**
Amount of Issued Share Capital :	**1599096953.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1599096953.10**	**86084215**	**0**

Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/09/2006

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001969353A

Transaction No.	Company Registration No.	Company Name
C060500027	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001969353A

Date/Time : 29/09/2006 15:37

Transaction No : C060500027

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 234.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 29, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 3,000 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 3,000 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,506,007,540	1,599,096,953.10	Before Exercise	30,339,935
Preference Shares*	-	-	Add Exercise	3,000	31,200.00	Less Exercise	(3,000)
Preference Shares #	-	-	After Exercise	1,506,010,540	1,599,128,153.10	After Exercise	30,336,935

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 29-Sep-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$10.40	$31,200.00	
3,000	Total value of shares exercised =	$31,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1523821F	TAY HOCK GUAN	Individual
S1682000H	LUM MOE TCHUN	Individual

Return of Allotment of Shares

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1523821F [Retrieve Details]

Identification Type : * NRIC

Name : * TAY HOCK GUAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 557049 [Retrieve Address]

Block/House No. : 15

Street Name : **LI HWAN DRIVE**

Unit : # -

Building/Estate Name : **GOLDEN HILL ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1682000H [Retrieve Details]

Identification Type : * NRIC

Name : * LUM MOE TCHUN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 679053 [Retrieve Address]

Block/House No. : 37

Street Name : **DAIRY FARM ROAD**

Unit : # 02 - 03

Building/Estate Name : **DAIRY FARM ESTATE PHASE 3**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506010540**	**86084215**	**0**
Amount of Issued Share Capital :	**1599128153.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1599128153.10**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/09/2006

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001969750A

Transaction No.	Company Registration No.	Company Name
C060500485	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001969750A

Date/Time : 29/09/2006 16:35

Transaction No : C060500485

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 224.00

This is a computer-generated receipt. No signature is required.

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DBS

September 29, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL PROCESSING SECTION RECEIVED OCT 23 2006 WASH. D.C. 213

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 3,040 DBSH Shares arising from the exercise of 2004 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 3,040 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,040 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,506,010,540 3,040 1,506,013,580	1,599,128,153.10 44,779.20 1,599,172,932.30	Before Exercise Less Exercise After Exercise	30,336,935 (3,040) 30,333,895

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 29-Sep-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,040	$14.73	$44,779.20	
3,040	Total value of shares exercised =	$44,779.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3040		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2166473A	WONG SIEW LIEN	Individual
S2706397G	ANDREW DAVID CHARLES GLAUSER	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2706397G [Retrieve Details]

Identification Type : * NRIC

Name : * ANDREW DAVID CHARLES GLAUSER

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 267938 [Retrieve Address]

Block/House No. : 18

Street Name : **LEEDON HEIGHTS**

Unit : # 14 - 04

Building/Estate Name : **LEEDON HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1040

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2166473A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG SIEW LIEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708 [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : # -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506013580**	**86084215**	**0**
Amount of Issued Share Capital :	**1599172932.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1599172932.30**	**86084215**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001969929A

Transaction No.	Company Registration No.	Company Name
C060500687	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001969929A	Date/Time : 29/09/2006 16:56
Transaction No	: C060500687	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 214.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 29, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

RECEIVED OCT 23 2006 PROCESSING SECTION C.D.C. 213

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 600 DBSH Shares arising from the exercise of 2005 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(i) Form of Application for Listing and Quotation of 600 ordinary shares;
(j) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 600 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,506,013,580	1,599,172,932.30	Before Exercise	30,333,895
Preference Shares*	-	-	Add Exercise	600	9,042.00	Less Exercise	(600)
Preference Shares #	-	-	After Exercise	1,506,014,180	1,599,181,974.30	After Exercise	30,333,295

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 29-Sep-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
600	$15.07	$9,042.00	
600	Total value of shares exercised =	$9,042.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2706397G	ANDREW DAVID CHARLES GLAUSER	Individual

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2706397G [Retrieve Details]

Identification Type : * NRIC

Name : * ANDREW DAVID CHARLES GLAUSER

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 267938 [Retrieve Address]

Block/House No. : 18

Street Name : **LEEDON HEIGHTS**

Unit : # 14 - 04

Building/Estate Name : **LEEDON HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 600

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 29/09/2006 (dd/mm/yyyy)

Save | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506014180**	**86084215**	**0**
Amount of Issued Share Capital :	**1599181974.30**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1599181974.30**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/09/2006

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001970006A

Transaction No.	**Company Registration No.**	**Company Name**
C060500775	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001970006A

Date/Time : 29/09/2006 17:05

Transaction No : C060500775

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 204.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

October 2, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED OCT 2 3 2006 WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 set(s) of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Bank Executive
(65) 6878 8841

encs

PROCESSED
NOV 0 1 2006
THOMSON FINANCIAL

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

JHyl
D:\My Documents\Yvonne Lee\exercise.doc

Co Reg. No 199901152M
06-18-003 (09/2004)

DBS

October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 32,100 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 32,100 shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Barbinder & Co Pte Ltd, will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Yvonne Lee at 6878 8841 for any enquiries.

Yours faithfully

Heng Lee Cheng
Group Secretary

JHyl
D:\My Documents\Yvonne Lee\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 32,100 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,506,271,425	1,602,774,945.20	Before Exercise	30,076,050
Preference Shares*	-	-	Add Exercise	32,100	333,840.00	Less Exercise	(32,100)
Preference Shares #	-	-	After Exercise	1,506,303,525	1,603,108,785.20	After Exercise	30,043,950

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng

Authorised Signature : ....

Designation : Group Secretary

Date : 2-Oct-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
32,100	$10.40	$333,840.00	
32,100	Total value of shares exercised =	$333,840.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	32100		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
4340780M	GOH LEE YING A.K.A. GOH LEE YIM	Individual
S1610118D	LIM SIEW LAN	Individual

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1610118D [Retrieve Details]

Identification Type : * NRIC

Name : * LIM SIEW LAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 650628 [Retrieve Address]

Block/House No. : 628

Street Name : **BUKIT BATOK CENTRAL**

Unit : # 09 - 650

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * 4340780M [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * GOH LEE YING A.K.A. GOH LEE YIM

Nationality : * MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 458969 [Retrieve Address]

Block/House No. : 528

Street Name : **EAST COAST ROAD**

Unit : # 14 - 04

Building/Estate Name : **OCEAN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 30000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506303525**	**86084215**	**0**
Amount of Issued Share Capital :	**1603108785.20**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1603108785.20**	**86084215**	**0**

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001973169A

Transaction No.	Company Registration No.	Company Name
C060504892	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001973169A	Date/Time : 02/10/2006 17:22
Transaction No	: C060504892	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 104.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 17,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 17,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Barbinder & Co Pte Ltd, will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Yvonne Lee at 6878 8841 for any enquiries.

Yours faithfully

Heng Lee Cheng
Group Secretary

JHyl
D:\My Documents\Yvonne Lee\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co Reg. No. 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 17,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,506,254,425 17,000 1,506,271,425	1,602,524,535.20 250,410.00 1,602,774,945.20	Before Exercise Less Exercise After Exercise	30,093,050 (17,000) 30,076,050

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng

Authorised Signature : ....

Designation : Group Secretary

Date : 2-Oct-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
17,000	$14.73	$250,410.00	
17,000	Total value of shares exercised =	$250,410.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1242225C	ONG SIONG HUAT	Individual
S1744260J	ANG HONG WHEE	Individual
S2706441H	THOMAS KAZIMIERAS VAINIUS	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1744260J Retrieve Details

Identification Type : * NRIC

Name : * ANG HONG WHEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 730525 Retrieve Address

Block/House No. : 525

Street Name : **WOODLANDS DRIVE 14**

Unit : # 12 - 449

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1242225C [Retrieve Details]

Identification Type : * NRIC

Name : * ONG SIONG HUAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789628 [Retrieve Address]

Block/House No. : 45

Street Name : **FLORISSA PARK**

Unit : # -

Building/Estate Name : **FLORISSA PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2706441H Retrieve Details

Identification Type : * NRIC

Name : * THOMAS KAZIMIERAS VAINIUS

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 589148 Retrieve Address

Block/House No. : 52

Street Name : **HUA GUAN AVENUE**

Unit : # -

Building/Estate Name : **HONG KONG PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506271425**	**86084215**	**0**
Amount of Issued Share Capital :	**1602774945.20**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1602774945.20**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

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EP Ref No :

Receipt No. : ACR0000001973130A

Transaction No.	Company Registration No.	Company Name
C060504852	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001973130A

Date/Time : 02/10/2006 17:15

Transaction No : C060504852

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 114.00

This is a computer-generated receipt. No signature is required.

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DBS

October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 50,500 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 50,500 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Barbinder & Co Pte Ltd, will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Yvonne Lee at 6878 8841 for any enquiries.

Yours faithfully

Heng Lee Cheng
Group Secretary

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

JHyl
D:\My Documents\Yvonne Lee\exercise.doc

Co. Reg. No: 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 50,500 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,506,203,925	1,601,832,685.20	Before Exercise	30,143,550
Preference Shares*	-	-	Add Exercise	50,500	691,850.00	Less Exercise	(50,500)
Preference Shares #	-	-	After Exercise	1,506,254,425	1,602,524,535.20	After Exercise	30,093,050

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng

Authorised Signature : ....

Designation : Group Secretary

Date : 2-Oct-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
50,500	$13.70	$691,850.00	
50,500	Total value of shares exercised =	$691,850.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	50500		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 13.70

unpaid : 0

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1394234Z	EDMUND LEE YU CHIANG	Individual

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1394234Z Retrieve Details

Identification Type : * NRIC

Name : * EDMUND LEE YU CHIANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 276957 Retrieve Address

Block/House No. : 39

Street Name : **MOUNT SINAI RISE**

Unit : # 16 - 01

Building/Estate Name : **FONTANA HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 50500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506254425**	**86084215**	**0**
Amount of Issued Share Capital :	**1602524535.20**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1602524535.20**	**86084215**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001973073A

Transaction No.	Company Registration No.	Company Name
C060504791	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001973073A

Date/Time : 02/10/2006 17:04

Transaction No : C060504791

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 124.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 40,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 40,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Yvonne Lee at 6878 8841 for any enquiries.

Yours faithfully

Heng Lee Cheng
Group Secretary

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

JHyl
D:\My Documents\Yvonne Lee\exercise.doc

Co Reg No: 199901152M
06-18-003 (09/2004)

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 40,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,506,163,925	1,601,124,685.20	Before Exercise	30,183,550
Preference Shares*	-	-	Add Exercise	40,000	708,000.00	Less Exercise	(40,000)
Preference Shares #	-	-	After Exercise	1,506,203,925	1,601,832,685.20	After Exercise	30,143,550

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng

Authorised Signature : ....

Designation : Group Secretary

Date : 2-Oct-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

DBS

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
40,000	$17.70	$708,000.00	
40,000	Total value of shares exercised =	$708,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	40000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0114104Z	HENG LEE CHENG	Individual
S1113260Z	NG PENG KHIAN	Individual
S1500086D	LIM SOK HUI	Individual
S1522249B	PHUA CHENG WEE	Individual
S1580860H	CHEOK EU MING JENNIFER	Individual
S1589666C	TONG LAY KUEN	Individual
S1671929C	TAN MUAY MUAY JACQUELINE	Individual

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1580860H Retrieve Details

Identification Type : * NRIC

Name : * CHEOK EU MING JENNIFER

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 457936 Retrieve Address

Block/House No. : 27

Street Name : **GREENFIELD DRIVE**

Unit : # -

Building/Estate Name : **FRANKEL ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1671929C [Retrieve Details]

Identification Type : * NRIC

Name : * TAN MUAY MUAY JACQUELINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 587970 [Retrieve Address]

Block/House No. : 37

Street Name : **HINDHEDE WALK**

Unit : # 08 - 02

Building/Estate Name : **SOUTHAVEN II**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1589666C / [Retrieve Details]

Identification Type : * NRIC /

Name : * TONG LAY KUEN /

Nationality : * SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 456015 [Retrieve Address]

Block/House No. : 26 /

Street Name : **SIGLAP PLAIN** /

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1522249B [Retrieve Details]

Identification Type : * NRIC

Name : * PHUA CHENG WEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 329585 [Retrieve Address]

Block/House No. : 11

Street Name : **BOON TECK ROAD**

Unit : # 04 - 01

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1113260Z Retrieve Details

Identification Type : * NRIC

Name : * NG PENG KHIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 417993 Retrieve Address

Block/House No. : 22

Street Name : **JALAN YASIN**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1500086D Retrieve Details

Identification Type : * NRIC

Name : * LIM SOK HUI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 437756 Retrieve Address

Block/House No. : 748

Street Name : **MOUNTBATTEN ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0114104Z Retrieve Details

Identification Type : * NRIC

Name : * HENG LEE CHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 598330 Retrieve Address

Block/House No. : 30A

Street Name : **KING ALBERT PARK**

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506203925**	**86084215**	**0**
Amount of Issued Share Capital :	**1601832685.20**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1601832685.20**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001973050A

Transaction No.	Company Registration No.	Company Name
C060504767	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001973050A

Date/Time : 02/10/2006 16:57

Transaction No : C060504767

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 134.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 1,470 DBSH Shares arising from the exercise of 2005 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 1,470 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Barbinder & Co Pte Ltd, will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Yvonne Lee at 6878 8841 for any enquiries.

Yours faithfully

Heng Lee Cheng
Group Secretary

JHyl
D:\My Documents\Yvonne Lee\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,470 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,506,312,225	1,603,236,936.20	Before Exercise	30,035,250
Preference Shares*	-	-	Add Exercise	1,470	22,152.90	Less Exercise	(1,470)
Preference Shares #	-	-	After Exercise	1,506,313,695	1,603,259,089.10	After Exercise	30,033,780

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng

Authorised Signature : ....

Designation : Group Secretary

Date : 2-Oct-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,470	$15.07	$22,152.90	
1,470	Total value of shares exercised =	$22,152.90	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1470		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

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Return of Allotment of Shares

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S7122445G	MOK SIEW PHENG	Individual

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7122445G [Retrieve Details]

Identification Type : * NRIC

Name : * MOK SIEW PHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 530913 [Retrieve Address]

Block/House No. : 913

Street Name : **HOUGANG STREET 91**

Unit : # 02 - 26

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1470

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506313695**	**86084215**	**0**
Amount of Issued Share Capital :	**1603259089.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1603259089.10**	**86084215**	**0**

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001973347A

Transaction No.	Company Registration No.	Company Name
C060505067	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

			C060504322			
7	02/10/2006 16:57:17	S8024219J	Lodgment Of Return Of Allotment Of Share / 199901152M C060504767	ACR0000001973050A	10.00	0.00
8	02/10/2006 17:04:47	S8024219J	Lodgment Of Return Of Allotment Of Share / 199901152M C060504791	ACR0000001973073A	10.00	0.00
9	02/10/2006 17:15:36	S8024219J	Lodgment Of Return Of Allotment Of Share / 199901152M C060504852	ACR0000001973130A	10.00	0.00
10	02/10/2006 17:22:44	S8024219J	Lodgment Of Return Of Allotment Of Share / 199901152M C060504892	ACR0000001973169A	10.00	0.00
11	02/10/2006 17:50:27	S8024219J	Lodgment Of Return Of Allotment Of Share / 199901152M C060505015	ACR0000001973292A	10.00	0.00
12	02/10/2006 18:07:06	S8024219J	Lodgment Of Return Of Allotment Of Share / 199901152M C060505067	ACR0000001973347A	10.00	0.00
Total					**120.00**	**0.00**
Balance Carried Down						**84.00**

The above information will be treated as correct unless you notify us of any error within 14 days. For any queries on your account, kindly contact officer at 325 3721. Your account will be inactivated once the balance reaches $50/-. Therefore, please top up your account before it reaches $50/-.

Ok

DBS

October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 8,700 DBSH Shares arising from the exercise of 2004 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 8,700 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Barbinder & Co Pte Ltd, will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Yvonne Lee at 6878 8841 for any enquiries.

Yours faithfully

Heng Kee Cheng
Group Secretary

JHyl
D:\My Documents\Yvonne Lee\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,700 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,506,303,525 8,700 1,506,312,225	1,603,108,785.20 128,151.00 1,603,236,936.20	Before Exercise Less Exercise After Exercise	30,043,950 (8,700) 30,035,250

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng   Authorised Signature : ....

Designation : Group Secretary   Date : 2-Oct-06

Enclosures
- A copy of the *Return of* Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,700 ⁄	$14.73 ⁄	$128,151.00 ⁄	
8,700	Total value of shares exercised =	$128,151.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8700		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0012104E	MRS LAM SIOK LOON	Individual
S6839455D	HNG HUEY LING	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6839455D [Retrieve Details]

Identification Type : * NRIC

Name : * HNG HUEY LING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 418591 [Retrieve Address]

Block/House No. : 72

Street Name : **JALAN SELAMAT**

Unit : # -

Building/Estate Name : **KIMNAN PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0012104E [Retrieve Details]

Identification Type : * NRIC

Name : * MRS LAM SIOK LOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307675 [Retrieve Address]

Block/House No. : 333

Street Name : **THOMSON ROAD**

Unit : # 03 - 09

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 7700

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506312225**	**86084215**	**0**
Amount of Issued Share Capital :	**1603236936.20**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1603236936.20**	**86084215**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(selected) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001973292A

Transaction No.	Company Registration No.	Company Name
C060505015	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001973292A

Date/Time : 02/10/2006 17:50

Transaction No : C060505015

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 94.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

October 2, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809
Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS

October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL PROCESSING SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 64,200 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(i) Form of Application for Listing and Quotation of 64,200 ordinary shares;
(j) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No: 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 64,200 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,506,099,605	1,600,455,196.80	Before Exercise	30,247,870
Preference Shares*	-	-	Add Exercise	64,200	667,680.00	Less Exercise	(64,200)
Preference Shares #	-	-	After Exercise	1,506,163,805	1,601,122,876.80	After Exercise	30,183,670

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 2-Oct-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
64,200	$10.40	$667,680.00	
64,200	Total value of shares exercised =	$667,680.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes ✓
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	64200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G619412(4)	LAU TING KUENG	Individual
S0020553B	KAN SHIK LUM	Individual
S1217350D	NEO SEW HA	Individual

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G619412(4) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LAU TING KUENG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 12A/F, GLO, 160 GLOUCESTER ROAD, WANCHAI

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1217350D [Retrieve Details]

Identification Type : * NRIC

Name : * NEO SEW HA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 650203 [Retrieve Address]

Block/House No. : 203

Street Name : **BUKIT BATOK STREET 21**

Unit : # 13 - 38

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0020553B — Retrieve Details

Identification Type : * NRIC

Name : * KAN SHIK LUM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 287686 — Retrieve Address

Block/House No. : 51

Street Name : **WATTEN DRIVE**

Unit : # -

Building/Estate Name : **WATTEN ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch — Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 53300

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506163805**	**86084215**	**0**
Amount of Issued Share Capital :	**1601122876.80**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1601122876.80**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001972545A

Transaction No.	Company Registration No.	Company Name
C060504241	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001972545A

Date/Time : 02/10/2006 15:18

Transaction No : C060504241

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 154.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 68,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 68,000 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 68,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,506,031,605 68,000 1,506,099,605	1,599,453,556.80 1,001,640.00 1,600,455,196.80	Before Exercise Less Exercise After Exercise	30,315,870 (68,000) 30,247,870

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 2-Oct-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
68,000	$14.73	$1,001,640.00	
68,000	Total value of shares exercised =	$1,001,640.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	68000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1654223G	ANG KIM KUAY	Individual
S6861087G	SANDEEP SINGH GILL	Individual
S7236977G	TONY TAI SEOW WOI	Individual

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1654223G Retrieve Details

Identification Type : * NRIC

Name : * ANG KIM KUAY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 669558 Retrieve Address

Block/House No. : 25

Street Name : **HILLVIEW AVENUE**

Unit : # 07 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7236977G [Retrieve Details]

Identification Type : * NRIC

Name : * TONY TAI SEOW WOI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 120114 [Retrieve Address]

Block/House No. : 114

Street Name : **CLEMENTI STREET 13**

Unit : # 04 - 63

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 7000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6861087G / Retrieve Details

Identification Type : * NRIC

Name : * SANDEEP SINGH GILL /

Nationality : * SINGAPORE P.R. (300) /

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436887 Retrieve Address

Block/House No. : 7

Street Name : **TANJONG RHU ROAD** /

Unit : # 13 - 02

Building/Estate Name : **WATERSIDE, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 55000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506099605**	**86084215**	**0**
Amount of Issued Share Capital :	**1600455196.80**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1600455196.80**	**86084215**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001972437A

Transaction No.	Company Registration No.	Company Name
C060504123	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001972437A

Date/Time : 02/10/2006 14:59

Transaction No : C060504123

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 164.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 6,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 6,000 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,506,025,605 6,000 1,506,031,605	1,599,375,976.80 77,580.00 1,599,453,556.80	Before Exercise Less Exercise After Exercise	30,321,870 (6,000) 30,315,870

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 2-Oct-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$12.93	$77,580.00	
6,000	Total value of shares exercised =	$77,580.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.93		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D250887(8)	NG YIN LING, BRENDA	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D250887(8) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * NG YIN LING, BRENDA

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 10A KAR MAN COURT , 1-7 KIN WAH STREET,
NORTH POINT, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506031605**	**86084215**	**0**
Amount of Issued Share Capital :	**1599453556.80**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1599453556.80**	**86084215**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001972413A

Transaction No.	Company Registration No.	Company Name
C060504090	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001972413A

Date/Time : 02/10/2006 14:52

Transaction No : C060504090

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 174.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 8,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 8,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$17.70	$141,600.00	
8,000	Total value of shares exercised =	$141,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,506,017,605 8,000 1,506,025,605	1,599,234,376.80 141,600.00 1,599,375,976.80	Before Exercise Less Exercise After Exercise	30,329,870 (8,000) 30,321,870

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 2-Oct-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1217350D	NEO SEW HA	Individual
S1327888A	CHONG SUH KIEN ROSE	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1327888A [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 [Retrieve Address]

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1217350D Retrieve Details

Identification Type : * NRIC

Name : * NEO SEW HA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 650203 Retrieve Address

Block/House No. : 203

Street Name : **BUKIT BATOK STREET 21**

Unit : # 13 - 38

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506025605**	**86084215**	**0**
Amount of Issued Share Capital :	**1599375976.80**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1599375976.80**	**86084215**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001972392A

Transaction No.	Company Registration No.	Company Name
C060504060	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001972392A

Date/Time : 02/10/2006 14:45

Transaction No : C060504060

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 184.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 3,425 DBSH Shares arising from the exercise of 1999 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 3,425 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,425 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,506,014,180 3,425 1,506,017,605	1,599,181,974.30 52,402.50 1,599,234,376.80	Before Exercise Less Exercise After Exercise	30,333,295 (3,425) 30,329,870

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : [signature]

Designation : Vice President

Date : 2-Oct-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,425	$15.30	$52,402.50	
3,425	Total value of shares exercised =	$52,402.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3425		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0954489E	Tan Chiew Song	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0954489E Retrieve Details

Identification Type : * NRIC

Name : * Tan Chiew Song

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 678901 Retrieve Address

Block/House No. : 68

Street Name : **HAZEL PARK TERRACE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3425

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506017605**	**86084215**	**0**
Amount of Issued Share Capital :	**1599234376.80**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1599234376.80**	**86084215**	**0**

Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001972342A

Transaction No.	Company Registration No.	Company Name
C060504000	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001972342A

Date/Time : 02/10/2006 14:34

Transaction No : C060504000

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 194.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

October 2, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 120 DBSH Shares arising from the exercise of 2005 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(k) Form of Application for Listing and Quotation of 120 ordinary shares;
(l) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Heng Lee Cheng
Group Secretary
Secretariat

HLC/et
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 120 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,506,163,805	1,601,122,876.80	Before Exercise	30,183,670
Preference Shares*	-	-	Add Exercise	120	1,808.40	Less Exercise	(120)
Preference Shares #	-	-	After Exercise	1,506,163,925	1,601,124,685.20	After Exercise	30,183,550

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 2-Oct-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
120	$15.07	$1,808.40	
120	Total value of shares exercised =	$1,808.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes *incorporating* the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	120		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1682227B	ER SOO HIANG	Individual
S7438220G	LIM HAN HSIUNG	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7438220G [Retrieve Details]

Identification Type : * NRIC

Name : * LIM HAN HSIUNG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 734690 [Retrieve Address]

Block/House No. : 690D

Street Name : **WOODLANDS DRIVE 75**

Unit : # 09 - 190

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 60

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1682227B [Retrieve Details]

Identification Type : * NRIC

Name : * ER SOO HIANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 138679 [Retrieve Address]

Block/House No. : 8

Street Name : **DOVER RISE**

Unit : # 08 - 10

Building/Estate Name : **HERITAGE VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 60

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 02/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506163925**	**86084215**	**0**
Amount of Issued Share Capital :	**1601124685.20**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1601124685.20**	**86084215**	**0**

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001972617A

Transaction No.	Company Registration No.	Company Name
C060504322	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001972617A	Date/Time : 02/10/2006 15:31
Transaction No	: C060504322	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 144.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

October 4, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
OCT 2 3 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

PROCESSED
NOV 0 1 2006
THOMSON
FINANCIAL

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No. 199901152M

DBS

October 4, 2006

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 16,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 16,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 16,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,506,313,695 16,000 1,506,329,695	1,603,259,089.10 283,200.00 1,603,542,289.10	Before Exercise Less Exercise After Exercise	30,033,780 (16,000) 30,017,780

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 4-Oct-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
16,000	$17.70	$283,200.00	
16,000	Total value of shares exercised =	$283,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0128209C	KHOO CHUANG	Individual
S0146810C	EE HO INN	Individual
S1327888A	CHONG SUH KIEN ROSE	Individual
S1546208F	LIM BENG KUAN	Individual
S2539413E	KEH LEONG KEE @ KEH SIONG KEE	Individual

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1546208F [Retrieve Details]

Identification Type : * NRIC

Name : * LIM BENG KUAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948 [Retrieve Address]

Block/House No. : 28

Street Name : **SIMEI STREET 1**

Unit : # 09 - 07

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 04/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0146810C [Retrieve Details]

Identification Type : * NRIC

Name : * EE HO INN

Nationality : * SINGAPOREAN (301)

Mobile No : 96337638

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468289 [Retrieve Address]

Block/House No. : 36

Street Name : **JALAN LIMAU NIPIS**

Unit : # -

Building/Estate Name : **BEDOK GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 04/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1327888A [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 [Retrieve Address]

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 04/10/2006 (dd/mm/yyyy)

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2539413E [Retrieve Details]

Identification Type : * NRIC

Name : * KEH LEONG KEE @ KEH SIONG KEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118571 [Retrieve Address]

Block/House No. : 200

Street Name : **PASIR PANJANG ROAD**

Unit : # 02 - 06

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 04/10/2006 (dd/mm/yyyy)

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0128209C [Retrieve Details]

Identification Type : * NRIC

Name : * KHOO CHUANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 650344 [Retrieve Address]

Block/House No. : 344

Street Name : **BUKIT BATOK STREET 34**

Unit : # 01 - 188

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 04/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506329695**	**86084215**	**0**
Amount of Issued Share Capital :	**1603542289.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1603542289.10**	**86084215**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/10/2006

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001975540A

Transaction No.	Company Registration No.	Company Name
C060507612	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001975540A	Date/Time : 04/10/2006 08:50
Transaction No	: C060507612	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 74.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

October 4, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 7,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 7,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,506,329,695 7,000 1,506,336,695	1,603,542,289.10 103,110.00 1,603,645,399.10	Before Exercise Less Exercise After Exercise	30,017,780 (7,000) 30,010,780

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 4-Oct-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$14.73	$103,110.00	
7,000	Total value of shares exercised =	$103,110.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0129056H	HO HAI YIAN	Individual
S1500858Z	LEE BOON HUA DONNE	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0129056H [Retrieve Details]

Identification Type : * NRIC

Name : * HO HAI YIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 277388 [Retrieve Address]

Block/House No. : 21

Street Name : **MING TECK PARK**

Unit : # -

Building/Estate Name : **MING TECK PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 04/10/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1500858Z Retrieve Details

Identification Type : * NRIC

Name : * LEE BOON HUA DONNE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 568377 Retrieve Address

Block/House No. : 42

Street Name : **MEI HWAN DRIVE**

Unit : # -

Building/Estate Name : **GOLDEN HILL ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 04/10/2006 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506336695**	**86084215**	**0**
Amount of Issued Share Capital :	**1603645399.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1603645399.10**	**86084215**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/10/2006

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001975553A

Transaction No.	Company Registration No.	Company Name
C060507621	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001975553A

Transaction No : C060507621

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 04/10/2006 08:59

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 64.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

October 4, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 4,000 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 4,000 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,506,336,695 4,000 1,506,340,695	1,603,645,399.10 41,600.00 1,603,686,999.10	Before Exercise Less Exercise After Exercise	30,010,780 (4,000) 30,006,780

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : [signature]

Designation : Vice President   Date : 4-Oct-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$10.40	$41,600.00	
4,000	Total value of shares exercised =	$41,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093041127 / ANDREW ROBERT FOWELL BUXTON
- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1385950G	LEE KIANG WAH STEPHEN	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1385950G [Retrieve Details]

Identification Type : * NRIC

Name : * Lee Kiang Wah Stephen

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 507298 [Retrieve Address]

Block/House No. : 341

Street Name : **LOYANG RISE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 04/10/2006 (dd/mm/yyyy)

Save Reset Back

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1506340695**	**86084215**	**0**
Amount of Issued Share Capital :	**1603686999.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1603686999.10**	**86084215**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/10/2006

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PAYMENTS

bizFILE

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001975571A

Transaction No.	Company Registration No.	Company Name
C060507634	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001975571A

Date/Time : 04/10/2006 09:10

Transaction No : C060507634

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 54.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

October 5, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
OCT 2 3 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

PROCESSED
NOV 0 [illegible] 2006
THOMSON
FINANCIAL

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS

October 5, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 3,000 DBSH Shares arising from the exercise of 1999 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 3,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$15.30	$45,900.00	
3,000	Total value of shares exercised =	$45,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2186612A	CHIA WEN LIN	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/10/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/10/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001978025A

Date/Time : 05/10/2006 11:36

Transaction No : C060510305

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 44.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

October 5, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 23,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 23,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
23,000	$17.70	$407,100.00	
23,000	Total value of shares exercised =	$407,100.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0180405G	SEOW KHENG HEE	Individual
S0239112J	LEE KHENG LEONG	Individual
S1296580Z	NG CHEE LENG	Individual
S1327345F	WEE AIK HUAT VINCENT	Individual
S1359154G	NG SER TONG	Individual
S1589666C	TONG LAY KUEN	Individual
S1807859G	FOO BOON PING	Individual
S2186612A	CHIA WEN LIN	Individual

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Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
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If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/10/2006 (dd/mm/yyyy)

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Group of Share that is co-owned:
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If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

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c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/10/2006 (dd/mm/yyyy)

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Group of Share that is co-owned:
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If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/10/2006 (dd/mm/yyyy)

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Group of Share that is co-owned:
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If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/10/2006 (dd/mm/yyyy)

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Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/10/2006 (dd/mm/yyyy)

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Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/10/2006 (dd/mm/yyyy)

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Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/10/2006 (dd/mm/yyyy)

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Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/10/2006 (dd/mm/yyyy)

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/10/2006

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001978111A	Date/Time : 05/10/2006 12:01
Transaction No	: C060510403	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 34.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

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DBS

October 5, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 4,143 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 4,143 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/rt
F:\SECTCORR\ESOP\exercise.doc

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,143	$14.73	$61,026.39	
4,143	Total value of shares exercised =	$61,026.39	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1638513A	WONG TECK KHIM	Individual
S1805337C	FOO SHER LENG PHYLLIS	Individual

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Unit : # -

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Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/10/2006 (dd/mm/yyyy)

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Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3143

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/10/2006 (dd/mm/yyyy)

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/10/2006

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001978153A
Transaction No	: C060510454
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 05/10/2006 12:12

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 24.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

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DBS

September 28, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,505,918,340	1,597,657,123.10	Before Exercise	30,429,135
Preference Shares*	-	-	Add Exercise	10,000	153,000.00	Less Exercise	(10,000)
Preference Shares #	-	-	After Exercise	1,505,928,340	1,597,810,123.10	After Exercise	30,419,135

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 28-Sep-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$15.30	$153,000.00	
10,000	Total value of shares exercised =	$153,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		

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Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1113260Z [Retrieve Details]

Identification Type : * NRIC

Name : * NG PENG KHIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 417993 [Retrieve Address]

Block/House No. : 22

Street Name : **JALAN YASIN**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505928340**	**86084215**	**0**
Amount of Issued Share Capital :	**1597810123.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1597810123.10**	**86084215**	**0**

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001966343A

Transaction No.	Company Registration No.	Company Name
C060496388	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,505,928,340 3,000 1,505,931,340	1,597,810,123.10 53,100.00 1,597,863,223.10	Before Exercise Less Exercise After Exercise	30,419,135 (3,000) 30,416,135

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 28-Sep-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$17.70	$53,100.00	
3,000	Total value of shares exercised =	$53,100.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

☐ 701913934 / JACKSON P. TAI

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1681651E [Retrieve Details]

Identification Type : * NRIC

Name : * SOH POH YING CATHERINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 521119 [Retrieve Address]

Block/House No. : 119

Street Name : **TAMPINES STREET 11**

Unit : # 12 - 172

Building/Estate Name : **TAMPINES COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1599137B [Retrieve Details]

Identification Type : * NRIC

Name : * LEONG KAH POH KATHLEEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259852 [Retrieve Address]

Block/House No. : 23

Street Name : **BALMORAL PARK**

Unit : # 04 - 02

Building/Estate Name : **PINEWOOD GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505931340**	**86084215**	**0**
Amount of Issued Share Capital :	**1597863223.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1597863223.10**	**86084215**	**0**

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001966422A

Transaction No.	Company Registration No.	Company Name
C060496483	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 33,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,505,931,340	1,597,863,223.10	Before Exercise	30,416,135
Preference Shares*	-	-	Add Exercise	33,000	486,090.00	Less Exercise	(33,000)
Preference Shares #	-	-	After Exercise	1,505,964,340	1,598,349,313.10	After Exercise	30,383,135

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 28-Sep-06

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
33,000	$14.73	$486,090.00	
33,000	Total value of shares exercised =	$486,090.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

☐ 701913934 / JACKSON P. TAI

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	33000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1304935A [Retrieve Details]

Identification Type : * NRIC

Name : * HO TWEE TENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 549140 [Retrieve Address]

Block/House No. : 55

Street Name : **HIGHLAND ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505964340**	**86084215**	**0**
Amount of Issued Share Capital :	**1598349313.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1598349313.10**	**86084215**	**0**

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001966436A

Transaction No.	Company Registration No.	Company Name
C060496504	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,505,964,340	1,598,349,313.10	Before Exercise	30,383,135
Preference Shares*	-	-	Add Exercise	2,000	20,800.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,505,966,340	1,598,370,113.10	After Exercise	30,381,135

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature : ....

Designation : Vice President

Date : 28-Sep-06

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$10.40	$20,800.00	
2,000	Total value of shares exercised =	$20,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 2000 /

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40 /

unpaid : 0 /

Save Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1658423A [Retrieve Details]

Identification Type : * NRIC

Name : * CHEW ANN KHEEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 129204 [Retrieve Address]

Block/House No. : 50K

Street Name : **FABER HEIGHTS**

Unit : # 04 - 73

Building/Estate Name : **FABER CREST**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505966340**	**86084215**	**0**
Amount of Issued Share Capital :	**1598370113.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1598370113.10**	**86084215**	**0**

bizFILE

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001966464A

Transaction No.	Company Registration No.	Company Name
C060496541	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

DBS

September 27, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL
RECEIVED
OCT 23 2006
213
WASH., D.C.
PROCESSING
SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809
Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS

September 27, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 2,000 DBSH Shares arising from the exercise of 1999 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 2,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809
Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$15.30	$30,600.00	
2,000	Total value of shares exercised =	$30,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1550867A	GOH NAI MIN	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/09/2006 (dd/mm/yyyy)

Save Reset Back

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001963589A

Transaction No.	Company Registration No.	Company Name
C060493082	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

DBS

September 27, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 1,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 1,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$17.70	$17,700.00	
1,000	Total value of shares exercised =	$17,700.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1681651E	SOH POH YING CATHERINE	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/09/2006 (dd/mm/yyyy)

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PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/09/2006

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 27/09/2006 10:23

Print

Receipt No	: ACR0000001963637A
Transaction No	: C060493140
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 334.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 27, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 7,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 7,000 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$14.73	$103,110.00	
7,000	Total value of shares exercised =	$103,110.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1242225C	ONG SIONG HUAT	Individual
S1599077E	CHAN SIEW HOON ESTHER	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/09/2006 (dd/mm/yyyy)

Save Reset Back

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PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/09/2006

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001963888A

Date/Time : 27/09/2006 11:18

Print

Transaction No : C060493421

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 324.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 27, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 8,180 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 8,180 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,180	$10.40	$85,072.00	
8,180	Total value of shares exercised =	$85,072.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0003448G	CHONG CHOON CHEONG ANDREW	Individual
S0157507D	HO KUM KOON	Individual
S2552857C	HO TIN HON	Individual

Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 500

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3680

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/09/2006 (dd/mm/yyyy)

Save Reset Back

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001964096A

Date/Time : 27/09/2006 12:15

Transaction No : C060493678

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 314.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 27, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 5,000 DBSH Shares arising from the exercise of 2004 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(i) Form of Application for Listing and Quotation of 5,000 ordinary shares;
(j) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2706397G	ANDREW DAVID CHARLES GLAUSER	Individual

this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

Save Reset Delete Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505918310**	**86084215**	**0**
Amount of Issued Share Capital :	**1597656671**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1597656671**	**86084215**	**0**

bizFILE

PAYMENTS

HOME | LOGOUT

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001964290A

Transaction No.	Company Registration No.	Company Name
C060493927	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

DBS

September 27, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 30 DBSH Shares arising from the exercise of 2005 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(k) Form of Application for Listing and Quotation of 30 ordinary shares;
(l) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Heng Lee Cheng
Group Secretary
Secretariat

HLC/et
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
30	$15.07	$452.10	
30	Total value of shares exercised =	$452.10	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S7146019C	WONG CHEE KIN KELVIN	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 30

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/09/2006 (dd/mm/yyyy)

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/09/2006

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001964317A

Date/Time : 27/09/2006 14:14

Transaction No : C060493960

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 294.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 26, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS

September 26, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 52,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 52,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
52,000	$17.70	$920,400.00	
52,000	Total value of shares exercised =	$920,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
A910613(0)	LING TED	Individual
S0163147J	TAN KEH YAN, PETER	Individual
S0180405G	SEOW KHENG HEE	Individual
S1589666C	TONG LAY KUEN	Individual
S1807859G	FOO BOON PING	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000 /

b) Class of shares allotted : Ordinary /

c) Currency : SINGAPORE DOLLAR (099) /

d) Date of allotment : 26/09/2006 / (dd/mm/yyyy)

Save Reset Back

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Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 30000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/09/2006 (dd/mm/yyyy)

Save Reset Back

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PAYMENTS

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001962005A

Date/Time : 26/09/2006 12:20

Transaction No : C060491286

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 394.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 26, 2006

BY HAND

SEC MAIL RECEIVED PROCESSING SECTION
OCT 23 2006
WASH. D.C.
213

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 3,900 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 3,900 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg. No. 199901152M

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,900	$14.73	$57,447.00	
3,900	Total value of shares exercised =	$57,447.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1805337C	FOO SHER LENG PHYLLIS	Individual
S2560377Z	FAIRLEN OOI CHOOI TING	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/09/2006 (dd/mm/yyyy)

Save Reset Back

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001962040A

Date/Time : 26/09/2006 12:35

Transaction No : C060491340

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 379.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 26, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 11,490 DBSH Shares arising from the exercise of 2004 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 11,490 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building,Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,490	$14.73	$169,247.70	
11,490	Total value of shares exercised =	$169,247.70	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D449121(2)	SHING ANGELA OI-KWAN	Individual
D671208(9)	LEUNG YU HUNG LAWRENCE	Individual
S2560377Z	FAIRLEN OOI CHOOI TING	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2130

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/09/2006 (dd/mm/yyyy)

Save Reset Back

this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a considertion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2560377Z [Retrieve Details]

Identification Type : * NRIC

Name : * FAIRLEN OOI CHOOI TING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 487003 [Retrieve Address]

Block/House No. : 591A

Street Name : **UPPER CHANGI ROAD**

Unit : # -

Building/Estate Name : **APOLLO GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505894230**	**86084215**	**0**
Amount of Issued Share Capital :	**1597332976**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1597332976**	**86084215**	**0**

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001962206A

Transaction No.	Company Registration No.	Company Name
C060491538	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

DBS

September 26, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 900 DBSH Shares arising from the exercise of 2005 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 900 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
900	$15.07	$13,563.00	
900	Total value of shares exercised =	$13,563.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D449121(2)	SHING ANGELA OI-KWAN	Individual
S2560377Z	FAIRLEN OOI CHOOI TING	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 360

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 540

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/09/2006 (dd/mm/yyyy)

Save Reset Back

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/09/2006

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001962468A

Date/Time : 26/09/2006 15:23

Transaction No : C060491839

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 359.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 22, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS

September 22, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 2,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 2,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65 6878 5820
Fax: 65 6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$17.70	$35,400.00	
2,000	Total value of shares exercised =	$35,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1681651E	SOH POH YING CATHERINE	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/09/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/09/2006

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001958207A

Date/Time : 22/09/2006 14:22

Transaction No : C060486972

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 494.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 22, 2006

BY HAND

SEC MAIL RECEIVED PROCESSING
OCT 2 3 2006
WASH. D.C. 213 SECTION

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 15,100 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 15,100 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809
Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,100	$14.73	$222,423.00	
15,100	Total value of shares exercised =	$222,423.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2560377Z	FAIRLEN OOI CHOOI TING	Individual
S6998092I	WU KOK JONG JOHN DON BOSCO	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 7100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/09/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

PAYMENTS

HOME | LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001958255A

Date/Time : 22/09/2006 14:37

Transaction No : C060487030

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 484.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 22, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SECTION RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213
SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 4,400 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 4,400 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,400	$10.40	$45,760.00	
4,400	Total value of shares exercised =	$45,760.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2560377Z	FAIRLEN OOI CHOOI TING	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/09/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/09/2006

Submit | Cancel

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001958292A

Date/Time : 22/09/2006 14:47

Transaction No : C060487072

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 474.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 22, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 4,000 DBSH Shares arising from the exercise of 2004 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 4,000 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$14.73	$58,920.00	
4,000	Total value of shares exercised =	$58,920.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0239112J	LEE KHENG LEONG	Individual
S2166473A	WONG SIEW LIEN	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001958536A

Date/Time : 22/09/2006 15:43

Transaction No : C060487307

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 464.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 21, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS

September 21, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 1,000 DBSH Shares arising from the exercise of 2004 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 1,000 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$14.73	$14,730.00	
1,000	Total value of shares exercised =	$14,730.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

	☐ HA9016000 / LEUNG CHUN YING
If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
P322564(3)	LIANG CHEN CHUNG	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/09/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001956310A

Date/Time : 21/09/2006 14:30

Transaction No : C060484866

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 504.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 21, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 2,400 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 2,400 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/rt
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,400	$10.40	$24,960.00	
2,400	Total value of shares exercised =	$24,960.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
P322564(3)	LIANG CHEN CHUNG	Individual
S2555863D	HONG KEAH HUAT	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/09/2006 (dd/mm/yyyy)

Save Reset Back

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001956283A

Date/Time : 21/09/2006 14:19

Transaction No : C060484829

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 514.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

September 21, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 15,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 15,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,000	$14.73	$220,950.00	
15,000	Total value of shares exercised =	$220,950.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1101747I	LIM TOK KIAK (MRS)	Individual
S1415762Z	CHUA CHEE HWEE	Individual
S1654223G	ANG KIM KUAY	Individual
S2623594D	CHOW JOHN	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/09/2006 (dd/mm/yyyy)

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Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

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Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/09/2006 (dd/mm/yyyy)

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Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 7000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/09/2006 (dd/mm/yyyy)

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/09/2006

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001955772A

Date/Time : 21/09/2006 10:35

Transaction No : C060484282

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 524.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 21, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING
OCT 2 3 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 4,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 4,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$17.70	$70,800.00	
4,000	Total value of shares exercised =	$70,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0180405G	SEOW KHENG HEE	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/09/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

PAYMENTS

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(selected) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/09/2006

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001955670A

Date/Time : 21/09/2006 10:06

Transaction No : C060484201

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 534.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 19, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS

September 19, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING
OCT 2 3 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 33,275 DBSH Shares arising from the exercise of 1999 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 33,275 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
33,275	$15.30	$509,107.50	
33,275	Total value of shares exercised =	$509,107.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0012104E	MRS LAM SIOK LOON	Individual
S0954489E	TAN CHIEW SONG	Individual
S1612727B	SOH CHUEN KONG	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 19/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 8900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 19/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 21375

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 19/09/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001952569A

Date/Time : 19/09/2006 13:41

Transaction No : C060480806

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 624.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 19, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 12,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 12,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/rt
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,000	$17.70	$212,400.00	
12,000	Total value of shares exercised =	$212,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1104623A	Lim King Seng	Individual
S1235624B	LEE LAY WAH IRENE	Individual
S1296580Z	NG CHEE LENG	Individual
S1671929C	TAN MUAY MUAY JACQUELINE	Individual
S1684165Z	LIM PECK LEANG	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 19/09/2006 (dd/mm/yyyy)

Save | Reset | Back

this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

Save | Reset | Delete | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1296580Z   Retrieve Details

Identification Type : * NRIC

Name : * NG CHEE LENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 098651   Retrieve Address

Block/House No. : 32

Street Name : **KEPPEL BAY DRIVE**

Unit : # 03 - 62

Building/Estate Name : **CARIBBEAN AT KEPPEL BAY**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1104623A [Retrieve Details]

Identification Type : * NRIC

Name : * Lim King Seng

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426105 [Retrieve Address]

Block/House No. : 90

Street Name : **LORONG H TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1684165Z [Retrieve Details]

Identification Type : * NRIC

Name : * LIM PECK LEANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 200807 [Retrieve Address]

Block/House No. : 807

Street Name : **KING GEORGE'S AVENUE**

Unit : # 26 - 254

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001952643A
Transaction No	: C060480879
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 19/09/2006 14:14

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 614.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 19, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 1,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 1,000 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$14.76	$14,760.00	
1,000	Total value of shares exercised =	$14,760.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2706441H	THOMAS KAZIMIERAS VAINIUS	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000 /

b) Class of shares allotted : Ordinary /

c) Currency : SINGAPORE DOLLAR (099) /

d) Date of allotment : 19/09/2006 (dd/mm/yyyy) /

Save | Reset | Back

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001952709A	Date/Time : 19/09/2006 14:34
Transaction No	: C060480951	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 604.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 19, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 49,200 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 49,200 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
49,200	$14.73	$724,716.00	
49,200	Total value of shares exercised =	$724,716.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1612727B	SOH CHUEN KONG	Individual
S2706397G	ANDREW DAVID CHARLES GLAUSER	Individual

this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

Save Reset Delete Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1612727B [Retrieve Details]

Identification Type : * NRIC

Name : * SOH CHUEN KONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 287674 [Retrieve Address]

Block/House No. : 39

Street Name : **WATTEN DRIVE**

Unit : # -

Building/Estate Name : **WATTEN ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505612985**	**86084215**	**0**
Amount of Issued Share Capital :	**1593263494.40**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1593263494.40**	**86084215**	**0**

bizFILE

PAYMENTS

HOME | LOGOUT

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001952787A

Transaction No.	Company Registration No.	Company Name
C060481046	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

DBS

September 19, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 800 DBSH Shares arising from the exercise of 2004 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(i) Form of Application for Listing and Quotation of 800 ordinary shares;
(j) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
800	$14.73	$11,784.00	
800	Total value of shares exercised =	$11,784.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2706397G	ANDREW DAVID CHARLES GLAUSER	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 19/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001952817A

Date/Time : 19/09/2006 15:04

Transaction No : C060481086

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 584.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 20, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS

September 20, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 7,000 DBSH Shares arising from the exercise of 1999 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 7,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$15.30	$107,100.00	
7,000	Total value of shares exercised =	$107,100.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1550867A	GOH NAI MIN	Individual
S1708583B	TAN YEW SIANG	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/09/2006 (dd/mm/yyyy)

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PAYMENTS

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/09/2006

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001954302A	Date/Time : 20/09/2006 11:58
Transaction No	: C060482695	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 574.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 20, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL PROCESSING
RECEIVED
OCT 2 3 2006
WASH, D.C.
213
SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 8,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 8,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co Reg No 199901152M

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$17.70	$141,600.00	
8,000	Total value of shares exercised =	$141,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1599077E	CHAN SIEW HOON ESTHER	Individual
S1599137B	LEONG KAH POH KATHLEEN	Individual
S1646361B	ANITHAL KOMANTHAKKAL	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/09/2006 (dd/mm/yyyy)

Save Reset Back

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/09/2006

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001954337A

Date/Time : 20/09/2006 12:11

Print

Transaction No : C060482737

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 564.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 20, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SECRETARIAL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 15,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 15,000 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,000	$14.73	$220,950.00	
15,000	Total value of shares exercised =	$220,950.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1589666C	TONG LAY KUEN	Individual
S2706441H	THOMAS KAZIMIERAS VAINIUS	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/09/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

PAYMENTS

HOME | LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001954526A

Date/Time : 20/09/2006 14:06

Transaction No : C060482953

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 554.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 20, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL PROCESSING RECEIVED OCT 2 3 2006 WASH, D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 23,260 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 23,260 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
23,260	$10.40	$241,904.00	
23,260	Total value of shares exercised =	$241,904.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1256060E	GOH CHOONG LEE	Individual
S2560377Z	FAIRLEN OOI CHOOI TING	Individual
S2560657D	WONG SING LEON	Individual
S6861087G	SANDEEP SINGH GILL	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 900

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 16360

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 20/09/2006 (dd/mm/yyyy)

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/09/2006

Submit Cancel

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001954754A

Date/Time : 20/09/2006 15:04

Transaction No : C060483193

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 544.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 18, 2006

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809
Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS

September 18, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL PROCESSING
RECEIVED
OCT 23 2006
WASH. D.C.
213
SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 4,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 4,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$12.93	$51,720.00	
4,000	Total value of shares exercised =	$51,720.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E866817(9)	YUNG WAI	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 18/09/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/09/2006

Submit | Cancel

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001950771A

Date/Time : 18/09/2006 13:27

Transaction No : C060478840

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 729.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 18, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 1,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 1,000 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$14.73	$14,730.00	
1,000	Total value of shares exercised =	$14,730.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2636336E	LESLIE SEOW HAN KAH	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 18/09/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001950790A

Date/Time : 18/09/2006 13:47

Transaction No : C060478860

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 719.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 18, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 17,800 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 17,800 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
17,800	$10.40	$185,120.00	
17,800	Total value of shares exercised =	$185,120.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E7034150	MARK BRYANT	Individual
S1243747A	KOH POH CHYE	Individual
S2652317F	ANDREW NG WAI HUNG	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 18/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 18/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 9800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 18/09/2006 (dd/mm/yyyy)

Save Reset Back

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001950880A

Date/Time : 18/09/2006 14:25

Transaction No : C060478937

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 699.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 18, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 17,680 DBSH Shares arising from the exercise of 2004 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(i) Form of Application for Listing and Quotation of 17,680 ordinary shares;
(j) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
17,680	$14.73	$260,426.40	
17,680	Total value of shares exercised =	$260,426.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D304843(9)	WAN CHI WING	Individual
S2166473A	WONG SIEW LIEN	Individual
S2652317F	ANDREW NG WAI HUNG	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 18/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 18/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 13680

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 18/09/2006 (dd/mm/yyyy)

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bizFILE

PAYMENTS

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/09/2006

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001950926A

Date/Time : 18/09/2006 14:39

Transaction No : C060478988

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 689.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 18, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 6,000 DBSH Shares arising from the exercise of 1999 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 6,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$15.30	$91,800.00	
6,000	Total value of shares exercised =	$91,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1550867A	GOH NAI MIN	Individual
S2535668C	NGEW SENG POH	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 18/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 18/09/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/09/2006

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001950719A

Date/Time : 18/09/2006 12:41

Print

Transaction No : C060478773

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 739.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 15, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED OCT 2 3 2006 WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co Reg No 199901152M
06-18-003 (09/2004)

DBS

September 15, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING SECTION
OCT 23 2006
WASH. D.C. 213

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 3,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 3,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$17.70	$53,100.00	
3,000	Total value of shares exercised =	$53,100.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0180405G	SEOW KHENG HEE	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/09/2006 (dd/mm/yyyy)

Save Reset Back

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001948670A

Date/Time : 15/09/2006 13:16

Transaction No : C060476477

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 794.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 15, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 7,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 7,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$14.73	$103,110.00	
7,000	Total value of shares exercised =	$103,110.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1187308A	DANIEL LO CHIN CHAI	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 7000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/09/2006 (dd/mm/yyyy)

Save | Reset | Back

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001948672A

Date/Time : 15/09/2006 13:23

Transaction No : C060476482

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 784.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 15, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 6,000 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 6,000 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$10.40	$62,400.00	
6,000	Total value of shares exercised =	$62,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D265499(8)	KONG YIU FAI	Individual
S1682000H	LUM MOE TCHUN	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/09/2006 (dd/mm/yyyy)

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this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505469050**	**86084215**	**0**
Amount of Issued Share Capital :	**1591169549.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1591169549.10**	**86084215**	**0**

PAYMENTS

bizFILE

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001948677A

Transaction No.	Company Registration No.	Company Name
C060476490	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

DBS

September 15, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING SECTION
OCT 2 3 2006
WASH, D.C.
213

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 1,980 DBSH Shares arising from the exercise of 2004 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 1,980 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No. 199901152M
06-18-003 (09/2004)

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,980	$14.73	$29,165.40	
1,980	Total value of shares exercised =	$29,165.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D294365(5)	YANG TSE WAI ELIZABETH	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1980

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 15/09/2006 (dd/mm/yyyy)

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bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/09/2006

Submit | Cancel

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001948679A

Date/Time : 15/09/2006 13:42

Transaction No : C060476493

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 764.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 14, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co Reg No 199901152M
06-18-003 (09/2004)

DBS

September 14, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 9,275 DBSH Shares arising from the exercise of 1999 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 9,275 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
9,275	$15.30	$141,907.50	
9,275	Total value of shares exercised =	$141,907.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2590884H	LIM YIN KIAT @ LIM ZIN KIAT	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 9275

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/09/2006 (dd/mm/yyyy)

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PAYMENTS

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001946580A
Transaction No	: C060474187
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 14/09/2006 12:09

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 844.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

September 14, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

SEC MAIL RECEIVED PROCESSING
OCT 2 3 2006
WASH. D.C. 213 SECTION

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 20,000 DBSH Shares arising from the exercise of 2001 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 20,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,000	$17.70	$354,000.00	
20,000	Total value of shares exercised =	$354,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2574366J	AW TAI LEE	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/09/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001946621A

Date/Time : 14/09/2006 12:21

Print

Transaction No : C060474235

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 834.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 14, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING
OCT 2 3 2006
WASH. D.C.
213
SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 38,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 38,000 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
38,000	$14.73	$559,740.00	
38,000	Total value of shares exercised =	$559,740.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1304935A	HO TWEE TENG	Individual
S2590884H	LIM YIN KIAT @ LIM ZIN KIAT	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 12000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 26000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/09/2006 (dd/mm/yyyy)

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PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/09/2006

Submit | Cancel

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001946773A

Date/Time : 14/09/2006 13:40

Transaction No : C060474399

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 824.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 14, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 213 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 4,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 4,000 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No. 199901152M
06-18-003 (09/2004)

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$12.27	$49,080.00	
4,000	Total value of shares exercised =	$49,080.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D325466(7)	WONG LAI KWAN	Individual
E479081(6)	MAK SHING FU	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/09/2006 (dd/mm/yyyy)

Save | Reset | Back

this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

Save Reset Delete Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505451050**	**86084215**	**0**
Amount of Issued Share Capital :	**1590930139.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1590930139.10**	**86084215**	**0**

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001946900A

Transaction No.	Company Registration No.	Company Name
C060474548	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

DBS

September 14, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 2,000 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(i) Form of Application for Listing and Quotation of 2,000 ordinary shares;
(j) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$10.40	$20,800.00	
2,000	Total value of shares exercised =	$20,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D825380(4)	PON CHUNG YEE KEVIN	Individual

this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

Save | Reset | Delete | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505453050**	**86084215**	**0**
Amount of Issued Share Capital :	**1590950939.10**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1590950939.10**	**86084215**	**0**

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001947019A

Transaction No.	Company Registration No.	Company Name
C060474658	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

DBS

September 13, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co Reg No 199901152M
06-18-003 (09/2004)

DBS

September 13, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 1,000 DBSH Shares arising from the exercise of 1999 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(a) Form of Application for Listing and Quotation of 1,000 ordinary shares;
(b) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$15.30	$15,300.00	
1,000	Total value of shares exercised =	$15,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1550867A	GOH NAI MIN	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/09/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001944944A

Date/Time : 13/09/2006 13:57

Transaction No : C060472394

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 899.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 13, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 30,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(c) Form of Application for Listing and Quotation of 30,000 ordinary shares;
(d) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

SW

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co Reg No. 199901152M
06-18-003 (09/2004)

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
30,000	$14.73	$441,900.00	
30,000	Total value of shares exercised =	$441,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0271618F	CHONG KIE CHEONG	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 30000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/09/2006 (dd/mm/yyyy)

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bizFILE

PAYMENTS

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/09/2006

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001945012A

Date/Time : 13/09/2006 14:25

Transaction No : C060472476

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 889.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 13, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 5,000 DBSH Shares arising from the exercise of 2002 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(e) Form of Application for Listing and Quotation of 5,000 ordinary shares;
(f) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co Reg No. 199901152M
06-18-003 (09/2004)

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$12.27	$61,350.00	
5,000	Total value of shares exercised =	$61,350.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D294365(5)	YANG TSE WAI ELIZABETH	Individual

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/09/2006 (dd/mm/yyyy)

Save Reset Back

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001945079A
Transaction No	: C060472551
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 13/09/2006 14:42

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 879.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 13, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 8,000 DBSH Shares arising from the exercise of 2003 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(g) Form of Application for Listing and Quotation of 8,000 ordinary shares;
(h) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

SW

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co. Reg. No. 199901152M
06-18-003 (09/2004)

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$10.40	$83,200.00	
8,000	Total value of shares exercised =	$83,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D294365(5)	YANG TSE WAI ELIZABETH	Individual
D671208(9)	LEUNG YU HUNG LAWRENCE	Individual
S1523821F	TAY HOCK GUAN	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/09/2006 (dd/mm/yyyy)

Save Reset Back

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/09/2006 (dd/mm/yyyy)

Save Reset Back

this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :

b) Class of shares allotted : Ordinary

c) Currency :

d) Date of allotment : (dd/mm/yyyy)

Save | Reset | Delete | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1505379445**	**86084215**	**0**
Amount of Issued Share Capital :	**1589820438.50**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1589820438.50**	**86084215**	**0**

bizFILE

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001945154A

Transaction No.	Company Registration No.	Company Name
C060472650	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

DBS

September 13, 2006

BY HAND

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807
Fax No. 6533 5137

Attn : Ms Wan

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")
APPLICATION FOR LISTING - EXERCISE OF OPTION

1 We are pleased to advise that 330 DBSH Shares arising from the exercise of 2005 Options have been issued and allotted pursuant to the DBSH Share Option Scheme ("the Scheme").

2 In this connection, we enclose the following:-

(i) Form of Application for Listing and Quotation of 330 ordinary shares;
(j) Details of options granted and exercised pursuant to the Scheme; and
(c) 1 set of Return of Allotment of Shares lodged electronically with the Accounting and Corporate Regulatory Authority, together with acknowledgement of payment.

3 Our Registrars, Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte Ltd), will be despatching the share certificate directly to The Central Depository Pte Ltd.

4 We shall be grateful if you would arrange for listing and quotation of the above shares.

5 Please contact Ericia Tan at 6878 5912 for any enquiries.

Yours faithfully

Sherylene Wang
Vice President
Secretariat

SW/ft
F:\SECTCORR\ESOP\exercise.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
330	$15.07	$4,973.10	
330	Total value of shares exercised =	$4,973.10	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1691594G	MELISSA KANG SU YI	Individual

Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 330

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/09/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

PAYMENTS

HOME | LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/09/2006

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001945187A

Date/Time : 13/09/2006 15:15

Transaction No : C060472688

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 859.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT